 Filed pursuant to Rule 253(g)(2)

File No. 024-10799

SUPPLEMENT NO. 3, DATED FEBRUARY 8, 2019

TO THE OFFERING CIRCULAR QUALIFIED ON MAY 29, 2018

Carolina Complete Health Network, Inc.

222 N. Person Street, Suite 010, Raleigh, NC 27601

919-719-4161

Up to 20,000 Shares of

Class P Common Stock

This Supplement No. 3 to the Offering Circular qualified on May 29, 2018 (this “Supplement”) supplements the offering circular of Carolina Complete Health Network, Inc. (“CCHN,” “we,” “us” or “our”), dated April 26, 2018 (as supplemented on September 27, 2018 and October 4, 2018) (the “Offering Circular”), relating to the offer and sale of one, but not more than one, share of our Class P Common Stock, $0.01 par value per share (such class, the “Class P Common Stock” and the shares so offered, the “Provider Shares”), to each person who meets the eligibility criteria described in the Offering Circular, up to an aggregate amount of $15,000,000.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular. This Supplement is qualified in its entirety by reference to the Offering Circular, except to the extent that the information in this Supplement supersedes the information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular.

This Supplement includes the attached Current Report on Form 1-U filed with the Securities and Exchange Commission on February 8, 2019.

Investment in a Provider Share involves significant risk, and you may be required to hold your investment for an indefinite period of time. You should purchase this security only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6 of the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE PROVIDER SHARES HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE MAY QUALIFY THE OFFERING WITH THE NORTH CAROLINA SECURITIES REGULATORY BODY AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 1-U

_________________

Date of Report (Date of earliest event reported) February 4, 2019 0

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

_________________

Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Title of each class of securities offered pursuant to Regulation A: Class P Common Stock, $0.01 par value per share

Item 9. Other Events

On February 4, 2019, Carolina Complete Health (“CCH”), the North Carolina subsidiary of the joint venture company owned by Carolina Complete Health Network, Inc. and a subsidiary of Centene Corp., was awarded a contract in North Carolina for the Medicaid Managed Care program that, pending regulatory approval, would be effective February 1, 2020 for an initial three year term, with the option to renew for up to two additional years. Under the contract, CCH would provide Medicaid managed care services in NC Medicaid Regions 3 and 5 as defined by the North Carolina Department of Health and Human Services, with a focus on the state’s goals of whole-person care, localized care management and addressing the full set of factors impacting health.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: February 8, 2019	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	Chief Executive Officer and President